For Immediate Release

Bell Canada to redeem Series M-25 debentures due June 18, 2019

MONTRÉAL, August 22, 2018 – Bell Canada (Bell) today announced it will redeem on September 21, 2018, prior to maturity, all of its outstanding $1.0 billion principal amount of 3.35% Debentures, Series M-25, due June 18, 2019 (the Series M-25 Debentures).

The Series M-25 Debentures will be redeemed at a price equal to $1,007.193 per $1,000 of principal amount of debentures plus $8.719 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home, and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

514-870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca